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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-9/A

                                 (RULE 14d-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                         ELITE INFORMATION GROUP, INC.
                           (Name of Subject Company)


                         ELITE INFORMATION GROUP, INC.
                       (Name of Persons Filing Statement)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   28659M106
                     (CUSIP Number of Class of Securities)


                              Christopher K. Poole
                      Chairman and Chief Executive Officer
                         Elite Information Group, Inc.
                           5100 West Goldleaf Circle
                         Los Angeles, California 90056
                                 (323) 642-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Persons Filing Statement)

                                   Copies to:

                               Patrick S. Bryant
                       Robinson, Bradshaw & Hinson, P.A.
                            1900 Independence Center
                             101 North Tryon Street
                        Charlotte, North Carolina 28246
                                 (704) 377-2536

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         This Amendment No. 1 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on April 11, 2003 by Elite Information Group, Inc., a Delaware corporation (the "Company" or "Elite"), relating to the tender offer by Gulf Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of the Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"), to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares") of Elite, at a purchase price of $14.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in Purchaser's Offer to Purchase, dated April 11, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Commission on April 11, 2003 by Purchaser.

         ITEM 4.  THE SOLICITATION OR RECOMMENDATION

          (b)     (i)      BACKGROUND

                  The third paragraph of Item 4(b)(i) on page 5 is amended and restated in its entirety to read as follows:

         "On July 20, 2001 the Company engaged Broadview International LLC ("Broadview") to advise management and the Board of Directors regarding an indication of interest in the Company from a third party (the "First Prospective Buyer"). During the next five and a half months, Broadview contacted four entities, including the First Prospective Buyer, regarding whether any of these parties had potential interest in a strategic transaction with the Company. Broadview and the Company had some preliminary discussions with two of these entities, including the First Prospective Buyer. Of these two parties, only the First Prospective Buyer submitted written expressions of interest (at prices ranging from $8.00 to $8.80 per share), which were determined by the Board of Directors to be inadequate as to price and subject to conditions that posed a significant risk to closing,including with respect to the ability to obtain financing. Thomson and the Second Prospective Buyer (as defined below) were not among the entities contacted by Broadview during this period."

         The fifteenth paragraph of Item 4(b)(i) on page 6 is amended and restated in its entirety to read as follows:

         "On December 3, 2002, the Company formally engaged Broadview to act as the Company's financial advisor in connection with evaluating the Company's strategic alternatives, including the unsolicited preliminary expressions of interest from Thomson and the Second Prospective Buyer. As noted below under "Opinion of Financial Advisor" in Item 4(b)(iii) of this Statement, the terms of Broadview's engagement include the payment of fees, a significant portion of which is contingent upon completion of the Merger and dependent on the consideration payable in the Merger and the Offer.

         Subsequent to its engagement, representatives of Broadview held a telephone conference with representatives of Morgan Stanley and indicated that the previous expressions of interest by Thomson were not in a valuation range that would be considered favorable by the Company."

         The twentieth paragraph of Item 4(b)(i) on page 6 is amended and restated in its entirety to read as follows:

         "On December 13, 2002, the Board of Directors held a special telephonic meeting to review the status of ongoing discussions between Broadview, on behalf of the Company, and each of Thomson and the Second Prospective Buyer, and to determine how the Company should proceed. The Board of Directors directed the Company's management to assess the interest of both parties and to continue to work with Broadview. Later on December 13, 2002, representatives of Broadview participated in a telephone conference with the Second Prospective Buyer's financial advisors to obtain a detailed analysis of the Second Prospective Buyer's ability to finance a possible transaction with the Company and to suggest that the Second Prospective Buyer enter into a nondisclosure agreement with the Company. Broadview also indicated again that the Second Prospective Buyer's earlier indication of interest in acquiring the Company at $11.25 per Share was not of interest to the Company."


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                  (ii)     REASONS FOR THE RECOMMENDATION OF THE BOARD OF
                           DIRECTORS

                  The sixth paragraph of Item 4(b)(ii) on page 10 is amended and restated in its entirety to read as follows:

                  Opinion of Financial Advisor. The Board considered both the analyses and conclusions presented by Broadview as described below under "Opinion of Financial Advisor" in Item 4(b)(iii) of this Statement, as well as Broadview's oral opinion (which was subsequently confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to various factors and assumptions stated therein, the $14.00 in cash to be received by holders of the Shares in the Offer and the Merger was fair to the Company's stockholders from a financial point of view. A copy of the opinion of Broadview, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached hereto as Annex II and filed as Exhibit 6, and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF BROADVIEW CAREFULLY IN ITS ENTIRETY.


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                               ELITE INFORMATION GROUP, INC.


                                               By: /s/ Steven O. Todd
                                                  ----------------------------
                                               Name: Steven O. Todd
                                               Title: Vice President


Date: April 25, 2003